Steven M. Skolnick Partner 1251 Avenue of the Americas New York, NY 10020 T 973 597 2476 F 973 597 2477 sskolnick@lowenstein.com

June 19, 2014

Russell Mancuso

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roka Bioscience, Inc. (the “Company”)
Registration Statement on Form S-1
Filed May 21, 2014
File No. 333-196135

Dear Mr. Mancuso:

On behalf of Roka Bioscience, Inc. (the “Company”), we are hereby responding to the letter, dated June 6, 2014 (the “Comment Letter”), from Russell Mancuso, Branch Chief of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on May 21, 2014 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company today filed Amendment No. 1 to the Registration Statement (the “Amendment”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Claims that our molecular assays, page 24

1.	We note your revisions in response to prior comment 2. Please tell us why you believe there is doubt about whether the third-party claims are relevant to the technology you use, and provide us your analysis of whether your prospectus summary should identify this issue specifically rather than just the general reference to potential claims currently on page 7.

Russell Mancuso Page 2	June 19, 2014

In response to the Staff’s comment, the Company revised the disclosure in the Amendment to remove the statement that the third-party claims could be relevant to the Company’s technology. The Company respectfully advises the Staff that it does not believe it is necessary to identify this issue specifically in the prospectus summary because (i) even if the claims are pursued by a third party, the Company believes that the damages will be limited since the relevant patent expires in 2015 and (ii) the Company has had limited revenue to date, and any potential liability would be limited to damages based on sales occurring before the patent expires in 2015.

License Agreement, page 90

2.	We note your revisions in response to prior comment 6.

•	Please clarify what you mean by CUDA patents in a manner that permits investors to understand the significance of the non-exclusivity.

•	Please provide sufficient information regarding the nature and extent of the rights Gen-Probe granted as of the effective date of the license so that investors can evaluate the extent of the competitive risk. Likewise, please provide sufficient information regarding the assay products in existence as of the date the license was executed as mentioned in the first clause (ii) of the first full paragraph on page 90 so that investors can evaluate the extent of the competitive risk from Gen-Probe.

In response to the Staff’s comment, the Company revised the disclosure in the Amendment to clarify what it meant by CUDA patents.

By way of further explanation, in response to the second bullet point of the Staff’s comment, the Company respectfully advises the Staff that the Company’s understanding with respect to licenses granted by Gen-Probe to third parties that constitute exceptions to the Company’s exclusivity is contained in the sentences that follow: Two of the licenses granted to GE Betz Inc. and Millipore Corporation were assigned to the Company at the time of the Company’s formation and have since been terminated voluntarily by the parties. Another license was a non-exclusive license granted by Gen-Probe to Chugai Diagnostics Science Co., Ltd. in 2001, which is limited to the field of human clinical diagnostics and the country of Japan and, therefore, do not have applications in the food safety market. Additional non-exclusive licenses were granted by Gen-Probe to bioMerieux in 2004 and were limited to the development of diagnostic products using ribosomal RNA targets for certain diseases and, therefore, do not have applications in the food safety market. Additional non-exclusive licenses were granted by Gen-Probe to Tosoh in 2004 and were limited to Gen-Probe’s TMA technology and ribosomal RNA targets. Another exception to the license agreement was Gen-Probe’s 2003 non-exclusive license to Focus Technologies, Inc. Focus was acquired in 2006 by Quest Diagnostics, a clinical laboratory testing service that does not compete in the food safety market. None of Gen-Probe’s other patented technologies, including rights to post-2004 automation and other technologies specific to the Atlas platform, were licensed to bioMerieux, Chugai, Tosoh or Focus. Therefore, these limited non-exclusive licenses to third parties only enable these companies to use a limited amount of the technology protecting our Atlas solution. As a result, the Company does not believe there is a material risk of these companies competing with the Company.

Russell Mancuso Page 3	June 19, 2014

With respect to the five existing Gen-Probe assay products that Gen-Probe retained the right to continue to manufacture, one of those assays, for mycoplasma, is a product formerly sold to Millipore, but is no longer being manufactured by Gen-Probe, and three of the assays consist of specific probes for campylobacter, staphylococcus aureus, and enterococcus, none of which are target pathogens relevant to the food safety industry. Only one of the five existing products that Gen-Probe is still permitted to sell, an assay for listeria monocytogenes, has relevance to the food safety industry. The Company does not believe that Gen-Probe could effectively compete against the Company by marketing a single assay for a single pathogen since customers are looking for products that provide a full menu of assays.

Certain Relationships and Related Party Transactions, page 117

3.	Please ensure that your disclosure is current. For example, we note the disclosure of the payments mentioned on page 121 through December 31, 2013.

The Company respectfully advises the Staff that as of December 31, 2013, Gen-Probe was no longer a 5% shareholder and did not have a representative on the Board of Directors of the Company. However, as a result of the amendment to the license agreement described in the Amendment and the issuance of shares of our common stock to Gen-Probe following the offering, Gen-Probe may become a 5% stockholder following the offering (depending on the size and pricing of the offering). Therefore, we added disclosure under “Certain Relationships and Related Party Transactions” of transactions with Gen-Probe even though at the time of such transactions, Gen-Probe was not a related party.

Exhibits

4.	Please tell us the authority on which you rely to conclude that exhibits included with your draft registration statement have been “previously filed.”

In response to the Staff’s comment, the exhibits have been filed with the Amendment.

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc: Steven T. Sobieski